# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DoubleDown Interactive Co., Ltd., CIK 0001799567
CUSIP: 25862B109**
Title of class of securities: Common Shares, par value KRW 10,000 per share
Address of issuer's principal executive offices: 13F, Gangnam Finance Center, 152 Teheran-ro, Gangnam-gu, Seoul, Korea Republic Of (M5), 06236
Date of event which requires filing of this statement: 04/28/2026
Filed by CIK 0001815365
Persons authorized to receive notices and communications: Jaeyoung Choi, CFO, DoubleU Games Co., Ltd., 16F, Gangnam Finance Center, Seoul, Korea Republic Of (M5), 06236, 82-2-501-7216; Steve L. Camahort, Esq., Paul Hastings LLP, 101 California Street, 48th Floor, San Francisco, California (CA), 94111, (415) 856-7000; Iksoo Kim, Esq., Paul Hastings LLP, 33/F West Tower, Mirae Asset Center1, 26, Eulji-ro 5-gil,, Seoul, Korea Republic Of (M5), 04539, 82-2-6321-3800

## Reporting persons
- DoubleU Games Co., Ltd. (CIK 0001815365): type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); source of funds: working capital (WC), bank loan (BK); sole voting power 1,661,191; shared voting power 0; sole dispositive power 1,661,191; shared dispositive power 0; aggregate amount beneficially owned 1,661,191 (67.1% of the class)
  Comment: * Based on 2,477,672 Common Shares of DoubleDown Interactive Co., Ltd. issued and outstanding as of the date hereof, as reported by the Issuer. Each American Depositary Share ("ADS") represents one-twentieth (1/20) of one Common Share.
  
  The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value KRW 10,000 per share
Name of issuer: DoubleDown Interactive Co., Ltd.
Address of issuer's principal executive offices: 13F, Gangnam Finance Center, 152 Teheran-ro, Gangnam-gu, Seoul, Korea Republic Of (M5), 06236
Comment:
Item 1 of the Original Schedule 13D is hereby amended and restated as follows:
This Schedule 13D relates to the common shares, par value KRW 10,000 per share (the "Common Shares"), of DoubleDown Interactive Co., Ltd., a stock company organized under the laws of the Republic of Korea (the "Issuer"). The Issuer's American Depositary Shares (each representing one-twentieth (1/20) of one Common Share, the "ADSs") are listed on the NASDAQ Global Select Market under the ticker symbol "DDI." The principal executive offices of the Issuer are located at 13F, Gangnam Finance Center, 152 Teheran-ro, Gangnam-gu, Seoul 06236, Republic of Korea.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Original Schedule 13D is hereby amended and restated as follows:
Name. This Schedule 13D is being filed by DoubleU Games Co., Ltd. (the "Reporting Person").
Residence or business address: Business Address. The principal business address of the Reporting Person is 16F, Gangnam Finance Center, 152 Teheran-ro, Gangnam-gu, Seoul 06236, Republic of Korea.
Present principal occupation or employment: Principal Business. The Reporting Person is a stock company organized under the laws of the Republic of Korea and listed on the KOSPI market of the Korea Exchange (KRX: 192080). The Reporting Person is principally engaged in the development and publishing of mobile social casino games and related interactive entertainment products.
Criminal convictions in the last five years: Criminal Proceedings. During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the directors or executive officers listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Civil Securities Proceedings. During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the directors or executive officers listed on Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: Citizenship. The Reporting Person is organized under the laws of the Republic of Korea. The name, business address, present principal occupation, and citizenship of each director and executive officer of the Reporting Person are set forth on Schedule A to the Original Schedule 13D, which is incorporated herein by reference, as updated and supplemented by Schedule A hereto.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Original Schedule 13D remains unchanged from Amendment No. 1 and is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

On April 28, 2026, the Reporting Person delivered a non-binding written proposal (the "Proposal Letter") to the Board of Directors of the Issuer (the "Board") to acquire, through a comprehensive share exchange under applicable Korean law (the "Transaction"), all of the outstanding Common Shares (including those represented by ADSs) of the Issuer not currently owned by the Reporting Person, representing approximately 32.9% of the Issuer's outstanding Common Shares, at a cash purchase price of US$11.25 per ADS (equivalent to US$225.00 per Common Share) (the "Offer Price").

The Proposal Letter provides, among other things, that: (i) the Transaction will be conditioned upon the recommendation of a special committee of independent directors of the Board (the "Special Committee") advised by independent financial and legal advisors, and the execution of a mutually agreed definitive agreement; (ii) the Transaction will be subject to the affirmative vote of at least 95% of the Issuer's outstanding Common Shares, including a majority of the votes cast by shareholders other than the Reporting Person; (iii) the Transaction will not be subject to any financing condition; and (iv) the Reporting Person, in its capacity as the Issuer's controlling shareholder, intends to vote its Common Shares in favor of the Transaction, will not support any alternative transaction involving the Issuer, and has no present intention to reduce its shareholding in the Issuer.

The Proposal Letter is a non-binding expression of interest. Accordingly, no assurance can be given that any definitive agreement will be executed or that the Transaction or any related transaction will be consummated. The Reporting Person reserves the right to amend or withdraw the Proposal Letter at any time, in its sole discretion, and to negotiate the terms of any definitive agreement, including with respect to pricing, structure, and conditions.

Concurrently with the delivery of the Proposal Letter, the Reporting Person issued a press release announcing the submission of the Proposal Letter (the "Press Release"). The foregoing descriptions of the Proposal Letter and the Press Release do not purport to be complete and are qualified in their entirety by reference to the full text thereof, copies of which are filed as Exhibit 99.2 and Exhibit 99.3, respectively, and are incorporated herein by reference.

If consummated, the Transaction would result in the Issuer becoming a wholly owned subsidiary of the Reporting Person, the Issuer's ADSs being delisted from the NASDAQ Global Select Market, and the termination of the Issuer's reporting obligations under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the deregistration of the Issuer's ADSs and Common Shares under Section 12 of the Exchange Act as promptly as practicable following consummation of the Transaction.

Except as set forth in this Amendment and the agreements described herein, the Reporting Person does not currently have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, as part of its ongoing evaluation of the Transaction, the Reporting Person may at any time modify its plans, propose or effect additional transactions or changes, or take any other actions with respect to its investment in the Issuer, in each case subject to applicable law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 of the Original Schedule 13D remains unchanged from Amendment No. 1 and is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Original Schedule 13D remains unchanged from Amendment No. 1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Item 7 of the Original Schedule 13D remains unchanged from Amendment No. 1 and is incorporated herein by reference.

## Signatures
- DoubleU Games Co., Ltd.: By: /s/ Jaeyoung Choi, Jaeyoung Choi, Chief Financial Officer (04/30/2026)